# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CureVac N.V., CIK 0001809122
CUSIP: N2451R105
Title of class of securities: Common Shares Euros 0.12 par value
Address of issuer's principal executive offices: PAUL-EHRLICH-STRABE 15 TUBINGEN, BADEN-WURTTEMBERG, Germany (2M), 72076
Date of event which requires filing of this statement: 12/10/2025
Amends the filing with accession number 0001140361-20-018977
Filed by CIK 0000821533
Persons authorized to receive notices and communications: Pierre-Emmanuel Perais, Linklaters LLP, 1290 Avenue of the Americas, New York, New York (NY), 10104, 1 212 903 9046

## Reporting persons
- KfW (CIK 0000821533): type of reporting person: other (OO); citizenship or place of organization: Germany (2M); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares Euros 0.12 par value
Name of issuer: CureVac N.V.
Address of issuer's principal executive offices: PAUL-EHRLICH-STRABE 15 TUBINGEN, BADEN-WURTTEMBERG, Germany (2M), 72076
Comment:
This Amendment No. 7 to the Schedule 13D (the "Amendment No. 7") amends and supplements the Schedule 13D, as amended by Amendment No. 1, dated as of January 29, 2021 (the "Amendment No. 1"), Amendment No. 2, dated as of October 15, 2021 (the "Amendment No. 2"), Amendment No. 3, dated as of January 13, 2022 (the "Amendment No. 3"), Amendment No. 4, dated as of February 10, 2023 (the "Amendment No. 4"), Amendment No. 5, dated as of February 24, 2023 (the "Amendment No. 5") and Amendment No.6, dated as of August 1, 2025 (the "Amendment No.6"). Except as amended and supplemented by the Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No.5, Amendment No.6 and this Amendment No.7, the Schedule 13D remains unchanged.

This amendment is being filed to reflect the completion of KfW's tender of all of its Common Shares in the Exchange Offer (as defined below) and the expected termination of the Shareholders' Agreement dated as of June 16, 2020, by and among KfW, Dievini Hopp BioTech holding GmbH & Co. KG ("dievini") and Dietmar Hopp and as amended by Supplement to the Shareholders' Agreement dated as of August 14, 2020 and by Second Supplement to the Shareholders' Agreement dated as of January 13, 2022 (as amended from time to time, the "Shareholders' Agreement") on or about December 15, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
Reference is made to that certain (i) Purchase Agreement by and between BioNTech SE, a European stock corporation (the "Buyer") and the Issuer dated June 12, 2025 (the "'Purchase Agreement") and the exchange offer described therein (the "Exchange Offer") and (ii) termination agreement of the Shareholders' Agreement dated October 29, 2025 by and among, KfW, dievini, Zweite DH Verwaltungs GmbH, 4H invest GmbH, Bohlini Invest GmbH, MH-LT Investments GmbH and certain other parties (the "Termination Agreement").

KfW has tendered all of its Common Shares into the Exchange Offer pursuant to that certain Tender and Support Agreement dated July 31, 2025 by and between KfW and the Buyer (the "Tender and Support Agreement"), with respect to the Common Shares held by KfW. The Exchange Offer expired as scheduled at 9:00 a.m. Eastern Time on December 3, 2025. The Common Shares held by KfW were accepted for exchange and transferred to the Buyer in a capital increase for the issue of shares in Buyer underlying the American Depository Shares of Buyer offered as consideration of the Exchange Offer which took effect upon registration on December 10, 2025. As a result, KfW no longer beneficially owns, or otherwise holds, any securities of the Issuer.

KfW expects to receive full consideration to which it is entitled under the Exchange Offer (the "Completion") on or about December 15, 2025. Pursuant to the Termination Agreement, the Shareholders' Agreement will terminate upon the Completion.

The foregoing descriptions of the Purchase Agreement and the Tender and Support Agreement, and the respective transactions contemplated thereby, do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Purchase Agreement, listed as Exhibit 1 hereto, is incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 6-K filed with the SEC on June 16, 2025. A copy of the form of Tender and Support Agreement, listed as Exhibit 2 hereto, is incorporated by reference to Exhibit 2 to KfW's Amendment 6 to Schedule 13D filed with the SEC on August 1, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
1 Purchase Agreement (Incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Issuer with the SEC on June 16, 2025.)
2 Tender and Support Agreement (Incorporated by reference to Exhibit 2 to the Amendment 6 to Schedule 13D filed by KfW with the SEC on August 1, 2025.)
3 Shareholders' Agreement dated as of June 16, 2020 by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG and Dietmar Hopp. (Incorporated herein by reference from Exhibit 5 of the Statement of Beneficial Ownership on Schedule 13D (No. 005-91630) filed by KfW on August 24, 2020.)
4 Investment and Shareholders' Agreement dated as of July 17, 2020, by and among CureVac AG and several shareholders. (Incorporated herein by reference from Exhibit 3.5 of CureVac N.V.'s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)
5 Supplement to the Shareholders' Agreement (Exhibit No. 1) dated as of August 14, 2020, by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG, Dietmar Hopp and DH-LT Investments GmbH. (Incorporated herein by reference from Exhibit 5 of the Statement of Beneficial Ownership on Schedule 13D (No. 005-91630) filed by KfW on August 24, 2020.)
6 Second Supplement to the Shareholders' Agreement (Exhibit No. 2) dated as of January 13, 2022 by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG, Dietmar Hopp and DH-LT Investments GmbH. (Incorporated herein by reference from Exhibit 6 of the Statement of Beneficial Ownership on Schedule 13D (Amendment No. 3) filed by KfW on January 13, 2022.)

## Signatures
- KfW: /s/ Uwe Harms, Uwe Harms / Authorised Officer (Prokurist) (12/12/2025)
- KfW: /s/ Bastian Michalka, Bastian Michalka / Officer (Handlungsbevollmachtigter) (12/12/2025)
Comment: ANNEX A
The following sets forth the name, position, principal occupation and citizenship of each member of the executive board of KfW as set forth on the website of KfW as of December 11, 2025.
EXECUTIVE BOARD
Name Principal Occupation or Employment Business Address Citizenship
Stefan Wintels CEO of KfW (1) Germany
Christiane Laibach Member of the Executive Board of KfW (1) Germany
Melanie Kehr Member of the Executive Board of KfW (1) Germany
Bernd Loewen Member of the Executive Board of KfW (1) Germany
Dr Stefan Peiss Member of the Executive Board of KfW (1) Germany

(1) Palmengartenstrasse 5-9, 60325 Frankfurt am Main, Germany